Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Mark A. Sheehan
215.564.8027
msheehan@stradley.com

October 17, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Alison White, Esq.
Senior Counsel

Re:	Global X Funds
File Nos. 333-151713, 811-22209

Dear Ms. White:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X E-commerce ETF (the “Fund”), included in Post-Effective Amendment No. 517 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed on July 9, 2018 to the undersigned with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2018 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. Page numbers refer to the page numbers of the Amendment filing.

1.
Comment: Please confirm that the Registrant will provide to the SEC staff a finalized copy of the fee table and expense example on page 1 of the Prospectus in the Amendment for the Fund prior to the Fund’s effective date.

Response: The finalized copy of the fee table and expense example on page 1 of the Prospectus for the Fund were provided on October 8, 2018.

2.
Comment: Because the Fund is non-diversified, please confirm that the Registrant is aware that, pursuant to Rule 13a-1 under the 1940 Act, if any mutual fund operates as a diversified fund for a period of three years, such fund will

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A Pennsylvania Limited Liability Partnership

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U.S. Securities and Exchange Commission
Attention: Alison White
October 17, 2018

automatically convert to a diversified fund and will thereafter require shareholder approval to be reclassified as a non-diversified fund.
Response: The Registrant confirms that it is aware of the requirements of Rule 13a-1 under the 1940 Act.

3.
Comment: On page 7 of the Prospectus, the last sentence of the section Additional Information about the Fund states “An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, the Adviser or any of its affiliates.” Please move that sentence to the section Summary of Principal Risks, beginning on page 2 of the Prospectus.

Response: The Registrant respectfully declines to relocate the referenced sentence in the Prospectus at this time. The Registrant believes that the current disclosure is sufficiently responsive to the requirements of Form N-1A, at present, and, as the disclosure (and its location) is standard across the prospectuses for all series of the Trust, the Registrant believes that any relocation of the disclosure should be considered more broadly. However, the Registrant undertakes to reconsider the relocation of this disclosure (for the Fund and for the Trust’s other series) at the time of the annual update of the Registration Statement later this year.

4.	Comment: On page 2 of the Statement of Additional Information, the Registrant states, in the third paragraph of the section Investment Objective, Strategies and Risks:
“The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Fund’s Underlying Index and in Depository Receipts based on securities in the Underlying Index.”(Emphasis added.)
Please revise the sentence to reflect the fact that the Fund has adopted the non-fundamental investment policy in accordance with the representations contained in the Trust’s exemptive relief from the SEC to operate as an exchange-traded fund (and not in accordance with Rule 35d-1 under the 1940 Act, as currently stated).
Response: The Registrant has made the requested change in the Statement of Additional Information, and the sentence now states (with the new disclosure underlined):

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“The Fund has adopted a non-fundamental investment policy in accordance with the representations contained in the Trust’s exemptive relief from the SEC to operate as an exchange-traded fund to invest, under normal circumstances…” (Emphasis added)

5.	Comment: On page 2 of the Prospectus, in Principal Investment Strategies, please disclose the number (or range) of components of the Underlying Index.
Response: The Registrant has inserted the range of component securities of the Underlying Index into the following revised disclosure (which is marked):
“The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include consumer discretionary and information technology companies. As of October 1, 2018, the Underlying Index had 35 constituents.”

6.
Comment: On page 2, in the second paragraph, the Registrant states “The Underlying Index is weighted according to a modified capitalization weighting methodology and is reconstituted and reweighted semi-annually.” Please explain, in plain English, the term “modified capitalization weighting methodology.”

Response: The following disclosure has been inserted into the Fund’s Prospectus:
“Modified capitalization weighting seeks to weight constituents primarily based on market capitalization, but subject to caps on the weights of the individual securities. Generally speaking, this approach will limit the amount of concentration in the largest market capitalization companies and increase company-level diversification.”

7.	Comment: On page 41, the second and third paragraphs in the section Taxation of Fund Distributions are identical. Please revise accordingly.
Response: The Registrant has deleted the second paragraph.

8.
Comment: Under Rule 35d-1(a)(2) under the 1940 Act, a fund with the term “e-commerce” in its name must have a policy to invest, under normal circumstances, at least 80% of its net assets plus the amount of borrowings for investment purposes, in companies whose economic fortunes are significantly tied to e-commerce. Please revise the Fund’s current investment policy to specify the criteria it will use to determine whether a particular company’s economic fortunes are tied to e-commerce. For example, the Fund could specify that at least 80% of its assets will be invested in companies that either (1) receive 50% of their revenues or profits from e-commerce, or (2) devote 50% of their assets to e-commerce. Please represent to the SEC staff that the Fund will delay the effectiveness of the amendment until this issue has been resolved.

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Response: The Registrant has revised its current investment policy to specify the criteria it will use to determine whether a particular company’s economic fortunes are tied to E-commerce Companies by replacing the second paragraph under the section Principal Investment Strategies on page 1 of the Prospectus with the below and deleting the fourth paragraph under that same section:
The Underlying Index is designed to provide exposure to exchange-listed companies that are positioned to benefit from the increased adoption of e-commerce as a distribution model, including but not limited to companies whose principal business is in operating e-commerce platforms, providing e-commerce software and services, and/or selling goods and services online (collectively, “E-commerce Companies”), as defined by Solactive AG, the provider of the Underlying Index ("Index Provider").

In constructing the Underlying Index, the Index Provider first applies a proprietary natural language processing algorithm to the eligible universe, which seeks to identify and rank companies with direct exposure to the e-commerce industry based on filings, disclosures and other public information (e.g. regulatory filings, earnings transcripts, etc.). Companies identified by the natural language processing algorithm, as of the selection date, are further reviewed by the Index Provider on the basis of revenue related to e-commerce activities. To be eligible for the Underlying Index, a company is considered by the Index Provider to be an E-commerce Company if the company generates at least 50% of its revenues from e-commerce activities, as determined by the Index Provider. E-commerce Companies are those companies that (i) operate e-commerce platforms that connect buyers and sellers of goods and services via online marketplaces, (ii) provide e-commerce software, analytics or services that facilitate the development and enhancement of e-commerce platforms, and/or (iii) primarily sell goods and services online and generate the majority of their overall revenue from online retail, as determined by the Index Provider.

Please do not hesitate to contact me (at 215-564-8027) if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Mark A. Sheehan

Mark A. Sheehan, Esquire

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